Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
(in millions)	2013	2012	2011	2010	2009
Earnings available for fixed charges:
Income (loss) before income taxes and earnings from unconsolidated affiliates	$94	$(6,991)	$(4,919)	$2,180	$2,328
Fixed charges	2,118	1,474	1,487	1,395	1,562
Amortization of capitalized interest	34	34	31	27	24
Capitalized interest	(5)	(9)	(24)	(35)	(56)
Earnings from non-controlling interests	—	—	—	(3)	(6)
Earnings available for fixed charges	$2,241	$(5,492)	$(3,425)	$3,564	$3,852
Fixed charges:
Interest expense including capitalized interest	$1,229	$686	$694	$591	$796
Interest portion of rent expense (1)	889	788	793	804	766
Fixed charges	$2,118	$1,474	$1,487	$1,395	$1,562
Ratio of earnings to fixed charges (2)	1.06	—	—	2.55	2.47

(1)	The portion of operating rental expense that management believes is representative of interest is estimated to be 33%.

(2)
Due primarily to T-Mobile’s non-cash impairment charges in the years ended December 31, 2012 and 2011, the ratio coverage was less than 1:1 in each of these periods. The Company would have needed to generate additional earnings of $7.0 billion and $4.9 billion in the year ended December 31, 2012 and 2011, respectively, to achieve a coverage of 1:1 in each of these periods.